EXHIBIT 99.1

Electra Closes First Tranche of Oversubscribed Private Placement

TORONTO, April 04, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces that it has closed the first tranche of its oversubscribed non-brokered private placement previously announced on March 24, 2025, raising aggregate gross proceeds of approximately US$3.08 million (the “Offering”).

“We are pleased with the strong investor support demonstrated for our vision of building a North American critical minerals supply chain,” said Electra CEO, Trent Mell. “The oversubscription of this private placement is a strong vote of confidence in our team, our progress, and the path forward we have set.”

Pursuant to the closing of the first tranche of the Offering, 2,747,145 units of the Company (each, a “Unit”) were issued at a price of US$1.12 per Unit. Each Unit consists of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. The net proceeds raised from the Offering will be used to advance the Company’s Refinery project site in Temiskaming Shores, Ontario and for general corporate purposes.

The Company expects to close a second and final tranche of the Offering on or about April 8, 2025.

Each of Trent Mell, Chief Executive Officer of the Company, Marty Rendall, Chief Financial Officer of the Company, John Pollesel, a director of the Company, Alden Greenhouse, director of the Company, Heather Smiles, Vice President, Investor Relations & Corporate Development of the Company, Mark Trevisiol, Vice President, Project Development of the Company, and Michael Insulan, Vice President, Commercial of the Company are participating in the Offering.

By virtue of their participation, the Offering constitutes a “related party transaction” under applicable securities laws. The Company did not file a material change report more than 21 days before closing the first tranche of the Offering as the details of the abovementioned insider participation were not settled until shortly prior to closing, and the Company wished to close the first tranche on an expedited basis. As neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the related party, will exceed 25% of the Company’s market capitalization, neither a formal valuation nor minority shareholder approval will be required in connection with the Offering.

The Common Shares and Warrants underlying the Units issued under the listed issuer financing exemption as outlined in Part 5A of NI 45-106 will not be subject to a hold period in accordance with Canadian securities laws and. All other securities were sold to purchasers outside of Canada and are therefore free of any hold period under applicable Canadian securities legislation. All securities issued under the first tranche of the Offering to insiders of the Company will be subject to a statutory hold period of four months and one day from the date of issuance pursuant to the policies of the TSX Venture Exchange (the “TSXV”). The Offering remains subject to final approval of the TSX Venture Exchange.

Electra also announces that it has engaged Independent Trading Group (ITG) Inc. (“ITG”) to provide certain market-making services to the Company effective April 1, 2025. In consideration of the services provided by ITG, the Company will pay ITG a monthly cash fee of $5,000 for an initial term of one month, which will automatically extend for successive one-month terms unless terminated by either party on thirty days’ prior written notice. None of ITG nor its affiliates or associates has any interest directly or indirectly in the Company or its securities, or any right or intent to acquire such an interest. ITG will not receive shares or other securities as compensation. ITG is at arm’s length to the Company and has no other relationship with Company.

ITG is an independent, privately held broker-dealer based in Toronto, Ontario, that provides a wide range of financial and investment services. ITG is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and the Canadian Investor Protection Fund (CIPF) and can access all Canadian stock exchanges and alternative trading systems.

The arrangement with ITG is subject to the Company’s filing requirements with the TSXV and TSXV approval.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the Offering, including the total proceeds, use of proceeds, payment of applicable finders fees, the anticipated completion of the Offering, and the approval of the Offering by the TSX Venture Exchange. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.